United States securities and exchange commission logo





                           November 17, 2022

       Cindy Xiaofan Wang
       Chief Financial Officer
       Trip.com Group Limited
       968 Jin Zhong Road
       Shanghai 200335
       People   s Republic of China

                                                        Re: Trip.com Group
Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 27,
2022
                                                            File No. 001-33853

       Dear Cindy Xiaofan Wang:

              We have reviewed your September 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 28, 2022 letter.

       Response dated September 28, 2022

       General

   1. We note your response to comment 4 regarding your revised definition. Please revise to include a stand-alone
definition for each of the holding company, subsidiaries, and
                                                        VIEs such that you are
able to refer to each entity separate from the company.
   2. We note your response to comment 5 that you have "several insignificant subsidiaries domiciled in Hong
Kong...which currently do not have any substantive operations."
                                                        However, we note your
disclosure on page 64, which appears to identify Ctrip.com (Hong
                                                        Kong) Limited, a Hong
Kong entity, as one of your significant subsidiaries through which you operate your
business. Please tell us what activities and operations your Hong Kong
 Cindy Xiaofan Wang
Trip.com Group Limited
November 17, 2022
Page 2
         and Macau subsidiaries engage in, and whether any of your directors or officers are located in Hong Kong or Macau. As a related matter, please include risk factor disclosure that explains whether there are laws or regulations in Hong Kong and/or Macau that result in oversight over data security, how this oversight impacts the company's business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued, or tell us why such disclosure is unnecessary.
3. We note your amended disclosure in response to comment 8, including footnote 1 that points to your disclosure in Item 4. Please revise your Organizational Structure chart to disclose the 57% owners of Qunar Cayman Islands Limited.
4. We note your amended disclosure in response to comment 9, including that "[a]s a result of the contractual arrangements, we (i) have the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) receive the economic benefits from the VIEs that could be significant to them." Please revise this statement, and other statements throughout your annual report that suggest control over the VIEs, as applicable, to disclose the conditions you have satisfied for consolidation of the VIE under
         U.S. GAAP and the fact that you are the primary beneficiary of the VIE for accounting purposes.
5. We note your amended disclosure in response to comment 11, including cross-references to certain risk factor disclosure. Please revise to include the relevant discussion(s) in this section in addition to the cross-references. For example, please revise to list the exceptions regarding your attempts to comply with the PRC regulations regarding licensing requirements. Additionally, please expand this section to address required approvals in Hong Kong and/or Macau. Also disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to offer your securities and state affirmatively whether you have received such permissions or approvals and whether such permissions or approvals have been denied.
6. In an appropriate place in your annual report, for example, in your risk factor where you discuss service of process on page 59, please name the directors, officers, or members of senior management located in the PRC/Hong Kong/Macau and include a separate
       "Enforceability" section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or
FirstName LastNameCindy Xiaofan Wang
       directors who are residents of a foreign country, and whether investors may enforce these
Comapany
       civilNameTrip.com      Group
             liability provisions    Limited
                                  when  your assets, officers, and directors
are located outside of the
       United
November    17, States.
                2022 Page 2
FirstName LastName
 Cindy Xiaofan Wang
FirstName LastNameCindy
Trip.com Group  Limited Xiaofan Wang
Comapany 17,
November  NameTrip.com
              2022        Group Limited
November
Page  3   17, 2022 Page 3
FirstName LastName
       Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services